MORGAN, LEWIS & BOCKIUS LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

June 12, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Capital Cash Management Trust
Registration Statement on Form N-1A - File No. 811-2481

Churchill Cash Reserves Trust
Registration Statement on Form N-1A - File No. 811-4229

Ladies and Gentlemen:

    This letter is to respond to a comment we received from Ms. Ashley Vroman-Lee of the Staff of the Division of Investment Management of the Securities and Exchange Commission regarding Amendment No. 40 to the Registration Statement on Form N-1A for Capital Cash Management Trust and Amendment No. 36 to the Registration Statement on Form N-1A for Churchill Cash Reserves Trust.  Following is the Staff’s comment and the Registrants’ response thereto:

1.	Comment:
The Staff requested that, in its next annual update, each Registrant add disclosure confirming that, if it resumes operations as a money market fund, the Registrant will, prior to resuming operations, change its policies to comply with Rule 2a-7 as then in effect and amend its registration statement to reflect such changes.

Response:
Each Registrant confirms that, in its next annual update, the Registrant will add disclosure confirming that, if it resumes operations as a money market fund, the Registrant will, prior to resuming operations, change its policies to comply with Rule 2a-7 as then in effect and amend its registration statement to reflect such changes.

    Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz